EXHIBIT 14.1

Code of Ethics
(For Chief Executive Officer and Senior Financial Officers
of Peoples First, Inc.
and The Peoples Bank of Oxford)

It is the policy of Peoples First, Inc. that the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Accounting Officer (“CAO”) and Controller of each of the Peoples Bank of Oxford and Peoples First, Inc. (hereinafter sometimes collectively referred to as the “Company”) adhere to and advocate the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities:

1.                         Act with honesty and integrity, avoiding actual or apparent conflicts between his or her personal interests and the interests of the Company.  A person may be considered to have a conflict of interest if the person’s interest interferes or appears to interfere in any material respect with the interests of the Company, including if:

(a)                                 the person, any member of his or her immediate family, or any company with which any of them is associated as an officer, director, five percent or more owner, partner, employee or consultant, has any management interest in any company that is in the same business as the Company; or

(b)                                the person offers gifts or other benefits to or solicits or receives gifts or other benefits from another entity as a result of his or her position with the Company; or

(c)                                 the person has any other relationship that the Board of Directors of Peoples First, Inc. believes is likely to result in a conflict of interest with the Company.

A person subject to this Code of Ethics is expected to advise the Company prior to acquiring or continuing any interest or entering into any transaction or relationship that may present a conflict of interest.  Notifications of potential conflicts of interest under this paragraph should be made promptly to the Chairman of the Board of Directors of Peoples First, Inc. (or to the Chairman of the Audit Committee of the Board of Directors of Peoples First, Inc. in the case of notifications by the Chairman).  The Chairman, or the Chairman of the Audit Committee, as the case may be, will present all relevant facts relating to the notification to the Audit Committee of the Board of Directors of Peoples First, Inc. for consideration.  The Audit Committee of the Board of Directors of Peoples First, Inc. will review and determine as soon as practicable whether a conflict would exist based on the facts presented.

2.                         Perform his or her responsibilities with a view to causing periodic reports filed by the Company with the SEC and other public communications by the Company to contain information which is accurate, complete, fair, timely and understandable.

3.                         Comply with laws of federal, state, and local governments applicable to the Company, and the rules and regulations of private and public regulatory agencies having jurisdiction over the Company.

4.                         Perform his or her responsibilities in good faith, responsibly, with due care, and diligence, without misrepresenting or omitting material facts or allowing independent judgment to be compromised.

5.                         Respect the confidentiality of information acquired in the course of the performance of his or her responsibilities, except when authorized or otherwise legally obligated to disclose, and not use confidential information acquired in the course of the performance of his or her responsibilities for personal advantage.

6.                         Proactively promote ethical behavior and compliance with applicable governmental laws, rules, and regulations by subordinates and peers.

7.                         Use corporate assets and resources employed or entrusted to him or her in a responsible manner.

8.                         Not use corporate information, corporate assets, corporate opportunities or his or her position with the Company for personal gain, and not compete directly or indirectly with the Company.

9.                         Comply in all respects with the Company’s published policies and procedures for officers and employees.

10.                   Advance the Company’s legitimate business interests when the opportunity to do so arises.

Good faith reports of violations of this Code of Ethics should be made promptly to the Chairman of the Board of Directors of Peoples First, Inc. (or to the Chairman of the Audit Committee of the Board of Directors of Peoples First, Inc. in the case of reports involving the Chairman).  The Chairman, or the Chairman of the Audit Committee, as the case may be, will take any such report under consideration, including undertaking any necessary investigation or evaluation of facts relating to the situation.  If, based on such report, the Chairman, or the Chairman of the Audit Committee, as the case may be, determines that there is a reasonable basis for finding that a violation of this Code of Ethics has occurred, the Chairman or the Chairman of the Audit Committee shall notify the Audit Committee of the Board of Directors of Peoples First, Inc. of the report and all relevant facts pertaining to the report.  The Audit Committee shall then take such action as the Committee determines to be appropriate under the circumstances, including notification of the Board of Directors of Peoples First, Inc.  Good faith reports of violations of this Code of Ethics shall be kept confidential to the fullest extent possible, consistent with the need to conduct an adequate review of the report.  For purposes of this paragraph, “good faith report” means a report of an alleged violation of this Code of Ethics which the person making the report has reasonable cause to believe is true and which is made without any malice or consideration of personal benefit.

The Audit Committee of the Board of Directors shall have the power to monitor, make determinations, and recommend action to the Board of Directors with respect to this Code of Ethics, including any reported violations of this Code of Ethics.  Violations of this Code of Ethics can serve as grounds for sanctions or other disciplinary action.

No waiver of any provision of this Code of Ethics may be granted without the prior approval of the Board of Directors of Peoples First, Inc.  In order to approve any such waiver, however, the Board must affirmatively find that the waiver does not violate any applicable law or regulation and that the waiver is in the best interests of the Company.  In the event the Board approves a waiver, it will ensure that the waiver and the Board’s rationale for granting the waiver are promptly disclosed publicly, consistent with applicable legal requirements.